USA VIDEO INTERACTIVE CORP.

September 13, 2005



05011382



Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C.   20549

FILE #82-1601

Dear Sir/Madam:

   Re: **USA Video Interactive Corp. (the *"Company"*)**
   News Release

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

USA VIDEO INTERACTIVE CORP.

   "Anton (Tony) J. Drescher"

Per:
Anton (Tony) J. Drescher
Director

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Encl.

PROCESSED

SEP 2 1 2005

THOMSON
FINANCIAL



For release September 13, 2005

For Investor Relations Contact:
Stephanie Soleas
(877)4-BLUE-IR
(877) 425-8347
usvo@blueskyir.com

RECAP OF ANNUAL MEETING OF SHAREHOLDERS

(Vancouver, BC – September 13, 2005) - **USA Video Interactive Corp.** (OTCBB: USVO; TSX: US; BSE/Frankfurt: USF; **http://www.usvo.com**), announces that at the recent annual meeting of shareholders the shareholders approved the following matters:

1.   The election of management's four nominees as set out in the Proxy Statement; as follows:

> **Edwin Molina**
> **Anton J. Drescher**
> **Maurice Loverso**
> **Rowland Perkins**

2.   The appointment of Goldstein Golub Kessler, LLP, as auditors of the Company for the ensuing year.

3.   An amendment to the 2001 Stock Option Plan to increase the number of shares from 8,400,000 shares to 13,900,000 shares.

4.   An amendment to stock options granted to insiders to reduce the exercise price to $0.10 US ($0.125 Cdn.) per share.

About USVO:
USVO is a developer and supplier of Internet media delivery services, systems, and innovative end-to-end solutions. USVO developed its MediaSentinel digital watermarking technology and its StreamHQ architecture to provide a wide range of business customers with value-added media delivery services. USVO holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992; it has been cited by at least 165 other patents. USVO holds similar patents in Germany, Canada, England, France, Spain, Italy and Japan. For more information, visit www.usvo.com.

On behalf of the Board of Directors
of **USA Video Interactive Corp.**

"Anton J. Drescher",
Corporate Secretary

USA Video Interactive Corporate Headquarters Office: 83 Halls Road, Old Lyme, Connecticut, 06371 Telephone (860) 434 - 5535 Facsimile (860) 434 - 5782; Canada Office: 507 – 837 West Hastings Street, Vancouver, BC V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on the TSX Venture Exchange US; Trading symbol on the Berlin and Frankfurt Stock Exchanges: USF. CUSIP 902924208. For more information contact (860) 434 – 5535, Extension 125; contact@usvo.com

The press release may contain forward-looking statements. Actual results may differ materially from those projected in any forward-looking statements. Investors are cautioned that such forward-looking statements involve risk and uncertainties, which may cause actual results to differ from those described.

The TSX Venture Exchange (TSX) has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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